Exhibit 99.2

NQ Mobile Announces Proposal to Sell FL Mobile to Hong-Kong-Listed Tack Fiori

International Group Limited and Become Controlling Shareholder

BEIJING and DALLAS, December 18, 2014 /PRNewswire/ - NQ Mobile, Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, announced today that it has entered into a non-binding memorandum of understanding (“MOU”) with Tack Fiori International Group Limited (“Tack Fiori”) (Stock code:928.HK), a company incorporated in the Cayman Islands with limited liability and listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). As contemplated under the MOU, Tack Fiori proposes to purchase 100% of the equity interests in, and assume all liabilities of, FL Mobile by paying a total consideration of between US$570 million and US$630 million payable by way of allotment and issue of certain number of new shares of Tack Fiori at an issue price per new share which shall represent a discount of 10% to 20% to the average closing price per share of Tack Fiori as quoted on the HK Stock Exchange for the last thirty consecutive trading days up to and including the day immediately prior to the date of the MOU to NQ Mobile and other shareholders of FL Mobile, which shall be documented by a sale and purchase agreement to be negotiated and executed by and among Tack Fiori, NQ Mobile and other shareholders of FL Mobile (the “Proposed Transaction”). The MOU contemplates that, after the completion of the Proposed Transaction, NQ Mobile and/or its affiliates shall become the controlling shareholders of Tack Fiori. The Proposed Transaction constitutes a very substantial acquisition for Tack Fiori under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Completion of the Proposed Transaction shall be conditional upon the fulfilment of certain conditions, including but not limited to the obtaining of all necessary third party, governmental and regulatory consents, approvals and waivers, including the grant of a whitewash waiver of the obligation to make a mandatory general offer for the shares of Tack Fiori under Rule 26 of the Hong Kong Code on Takeovers and Mergers and Share Buybacks, the approval of the Proposed Transaction by the boards of directors of the parties involved, and the approval by Tack Fiori’s independent shareholders at an extraordinary general meeting to be convened. No binding contract will exist between the parties unless and until they sign and deliver one or more definitive agreements which will contain material terms not set forth in the MOU.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Twitter : @NQMobileIR

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